Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of a CarLotz video presentation at the Barclays Global Automotive conference made available on December 1, 2020

Jared Itkowitz:

Good morning everyone. My name is Jared Itkowitz, the director in the Global Industrials Group covering automotive technology and mobility companies. I have the pleasure today of welcoming Michael Bor, the founder and CEO of CarLotz, who is joining us at the conference for the first time. CarLotz is the industry's only consignment to retail sales platform with a unique asset-light inventory sourcing model. The company's proprietary technology and omni-channel retail marketplace is disrupting the traditional used vehicle industry. Earlier this year on October 22nd, CarLotz announced that it had entered into a business combination agreement with Acamar Partners Acquisition Corp, a publicly traded SPAC and anticipates closing that transaction before the end of the year. Michael's prepared a few slides, which he'll walk you through today and then we'll wrap up the session with a few questions time permitting. So I'll turn it over to Michael to introduce the business himself.

Michael Bor:

Thanks Jared. And good morning everyone. Thrilled to be here and I will go through this presentation, give you an abbreviated overview of the company and hopefully we'll have a few minutes for some Q&A at the end but thanks for your time this morning. As Jared mentioned, we are merging with Acamar Partners. Acamar is a team of very seasoned investment professionals with decades of experience running Advent International, investing in multinational multi-billion dollar consumer retail brands and growing them nicely. You see they've invested in Dufry, and Hudson News and a whole host of others. I'm Mike Bor, I'm the co-founder and CEO of CarLotz. I was previously with Lehman Brothers as a banker a little while ago and then ultimately went over to Harris Williams and co-ran their transportation logistics group before founding CarLotz. The rest of my team is not with us this morning but I'll walk you through their backgrounds in a little bit.

As part of this transaction, we raised a PIPE, $125 million PIPE which had some really good financial and strategic involvement. Fidelity's a big name in the PIPE as well as some other financial investors, as well as some strategic names like KAR Global which is the parent company of ADESA and we'll talk about them in a bit. Also the parent company of TradeRev. TRP Capital Partners are a private equity fund affiliated with Roger Penske, who has been our investor in the past. Rick Wagoner, the former CEO of GM and McLarty Diversified Holdings, so the family office of the McLarty family, a big name in the auto space. Currently Acamar is trading as ACAM, but this transaction and the de-SPACing is expected to close either by the year end or very early in January.

We started CarLotz because we recognize that the used vehicle transaction is broken. I think it's no surprise to people that nobody really loves rolling up to a used car dealership, dealing with a guy greeting you in a trench coat smoking a cigarette, and spending the next four or five hours trying to figure out if you can buy a used car. So we and some other use vehicle disruptors have been doing some great things on the buying side of the equation. Creating a much more friendly tech forward car buying journey that has led to dramatically increased net promoter scores from the public who choose to shop this way. We really started this business focused on the selling side of the equation. So before we existed, your options were, if you had a car you could sell it to CarMax. You could trade it in at the dealer or you could park it on the side of the road with a sign, list it on Craigslist perhaps, take calls from strangers, meet them at your car and try to monkey through a transaction.

So either you were getting a low value that was not acceptable to most or you were going through a process that was a hassle, time-consuming and potentially dangerous. So we developed a consignment model and through the consignment model we would take your vehicle, we would inspect it, using a mechanic we would recondition it to perfection, and then ultimately we would professionally market it, merchandise it, and sell it and net you thousands more than you otherwise would if you tried to sell it yourself. We started this in 2011, it was a big hit very quickly. People were regularly coming to us with a $10,000 offer from a dealer, we were selling their car for $14,000, they were netting $13,000, telling all their friends and family, and pretty soon our first hub in Richmond, Virginia was full and we opened a second and then a third.

And by the time we opened the third hub, we happened upon this industry called remarketing. Remarketing is when large corporations that have fleets of vehicles, banks, financial institutions, leasing companies, OEMs (original equipment manufacturer), etcetera. When companies like that sell their vehicles at an auction, that's vehicle remarketing. We decided to take this model that we built for the consumer and apply it to the remarketing industry, essentially selling vehicles for these corporations that have fleets of vehicles and we pioneered what is now called Retail Remarketing. We're still the only ones that do this. We've done this now 25,000 times across our eight hubs in five states.

We've sold vehicles into all 50 states and our model essentially saves the buyers hundreds to thousands dollars below what they otherwise would pay for a vehicle at retail. It nets the sellers a thousand dollars or more over what they would get for their vehicles if they sold them through the wholesale channel at auction. And we've built a business in the middle that is one of the most profitable in the auto disrupting market. Through this transaction, we will have the capital to dramatically expand the size of this business and become the next billion dollar company in the space.

Essentially what we're doing is we're shrinking a very inefficient supply chain. Traditionally there are 45 million, 40 to 45 million used vehicles that are bought and sold every year. 12 million of those are corporate and fleet vehicles or dealer vehicles that go through the auction. The auction is a very inefficient friction filled supply chain with dealers, and wholesalers, and vehicle transporters and fees being paid to auctions and other wholesalers. And ultimately we strip all the inefficiency and friction out of the supply chain, match the buyer up with the seller through our model and ultimately all that savings gets split between the seller, the buyer and CarLotz.

I'll give you a quick case study to highlight the value here. So let's point to this 2014 Lexus in the middle here, 55,000 miles. This is a vehicle that would sell at an auction for 19.7. So net of fees, the auction would cut a check to the seller of this vehicle for $19,370. This is a vehicle we sold for $23,000. So net of our fee which is about a thousand dollars and in this case, reconditioning, transport, gas to the tune of $952, nets our client $21,048. So $21,048 less what they would've gotten at auction $19,370 gives them a lift on this vehicle of $1,728. And this is a vehicle we sold in 11 days. Many of our clients have a fiduciary duty to maximize what they get for their vehicles because they are selling these vehicles on behalf of their clients. And so netting thousands more per vehicle and selling them at a pretty quick rate has them coming back for more. And this is how we built our business.

We also have the technology that enables the buyers to shop by price, pick vehicles, have a contactless end to end tech enabled buying journey that is very comfortable. They can hop on and off the buying journey whenever they want and go to a physical buying journey. And so with our true omni-channel platform you can begin the process online, which is what most people do. Shop, price out your trade, pick a financing option that works for you, pick a warranty and tell us where you live, we'll deliver it to your driveway or you can hop off at any time.

Contact us, we'll do a FaceTime video of the car. We'll send you a video that you can share or you can show up and you can go on a test drive and deal with some of our people face to face if that's what you choose. However you'd like to shop, our model allows you to shop that way. For sellers, they get more proceeds. This model works for every year, make, model, type of car and so they get technology on the backend that helps them manage their assets and they net thousands more than they otherwise would.

Key in this industry is customer service. It's probably not a big surprise to you that the auto retailers as a whole have very low net promoter scores, seven. The E-commerce disrupters have definitely done something about that and are creating a much better experience. We want to be the best. And from the beginning when we started this company, we decided to treat every situation as if we were dealing with our mother and not as a financial transaction. And so we've really leaned heavily into customer satisfaction. And what that has done is it's created many, many five-star reviews online which helps us sell more cars. And it's absolutely directly linked to our industry leading customer acquisition costs. Every time we acquire a customer and create an NPS (net promoter score) of 84 type experience, we're probably acquiring many, many customers who come to us as a result of referral and repeat business.

Key to the relationships we've built on the corporate side is the technology that we've built. From the beginning, we recognized that we are an asset manager for our clients. They send us their assets. We develop strategies with them to maximize the value of those assets. And then we create reporting to let them know how they're doing. We have business intelligence and data analytics to help them figure out how to triage vehicles between wholesale and retail, which ones should come to us, which ones should go straight to wholesale depending on what's selling well at retail and what has high consumer demand, low consumer demand, conditions of vehicles et cetera.

We have very fulsome reporting that enables our clients to look by year, make, model, mileage, band, reconditioning totals and figure out what makes the most sense for retail remarketing and what should be sold at wholesale. We've also created proprietary condition reporting apps that that gives our clients a tremendous amount of detail into the condition of their vehicles because oftentimes we're picking up the vehicles and selling them without our clients having seen the vehicles. These are vehicles that are being driven by our clients' clients. And so having a good sense of what their condition is at the time that the vehicle is returned helps them bill back charges that may be required to get the vehicle into good shape.

Walk through this, this is our condition reporting app. Again, critical for our clients to really understand what the condition of the vehicle is when it shows up. And it helps them make important decisions about what reconditioning needs to be done: what's required, what's recommended. Ultimately we want to put a great product out in front of the buyer and giving our selling clients a detailed understanding of the condition of the vehicle helps us all make the right decisions to put good product in front of the buyer that will move the product quickly. Here's some screen grabs of some reporting. We have very detailed forecasting by location. What vehicles are in high demand? What do we want more of? What do we want less of? And this helps us serve all of our clients better. We cut it up every which way by year, make model, vehicle type et cetera and it helps our clients make good decisions.

Ultimately, we built a model that has huge value to the seller in additional proceeds and ease of doing business, huge value to the buyer in that because we're only trying to beat wholesale values for our seller, we're able to offer these vehicles to the buyer at a discount to full retail. They have technology enabled solutions that enable their ease of shopping experience and they can buy with confidence because we stand behind every vehicle that they buy. And then it's a win-win-win. Our sellers win, our buyers win, and we do well in the middle with a very asset-light model. We don't own the inventory that we're selling. We have very little inventory on our books. We source our vehicles non-competitively. We don't have any dollars at risk in our inventory. We don't have much at risk in our inventory. And as a result of that, we have some of the best unit economics in our niche.

To that. We obviously have some terrific competitors in this space. This is an industry that has room for several billion dollar winners. And you see some of the names here. Ultimately though, we have a very different business model in our sourcing channels. And it has led to leading growth, GPU (gross profit per unit) and contribution margin per unit that's at the top half of the class, and customer acquisition costs that is best in class. Importantly though, we're in an industry where these companies have raised and spent hundreds of millions and billions of dollars to get their companies to where they are. In the nine years that we've been in business, we've raised $35 million to get our company to where it is today. And through this transaction, we'll have nearly 10 times that amount of capital with which to execute on our ambitious growth plan. So we're thrilled to be at this position where we're going to take our super regional business, make it a national business, and create more hubs around the country so we can source more vehicles from our clients, pump more volume through our system, and provide more vehicles to the buying public and make more money.

If it's one thing I want you to take away from today is that we're similar to all these names in many ways but we're different in a few key ways that make us a better business. We're similar in that we are all running high growth trajectory business models. We're all keenly focused on the customer and client experience. And we're all running a version of an omni-channel used vehicle retailing platform. Where we're different, obviously is we've got the industry's only consignment to retail sales model that makes us a very asset-light business. We've built a tremendous amount of proprietary technology that protects this unique aspect of our business. And it has led to leading profitability growth, lowest CAC (customer acquisition cost), and highest NPS score in the industry.

Just walk you through some key investment merit slides quickly. We're obviously in a massive industry, nearly a trillion dollar TAM (total addressable market). Very, very fragmented. The top 100 dealer groups represent only 6% of the volume, that's vehicles that are bought and sold each year. And on top of that E-commerce has only penetrated this industry 1%. Retail Remarketing which is our niche has only penetrated this industry one 100th of a percent. We're the only ones that do it. So against a very large industry backdrop and very little penetration of E-commerce and retail remarketing, we see a tremendous amount of growth ahead of us.

We also focus on the part of the inventory curve, the fattest part of the bell curve of inventory where most units transact. Many of our competitors focus on the one to two to three year old vehicle. We focus where most vehicles are, in that three to 10 year old range. Also, if you look at chart on the right, we also focus on the body types that match more closely with the demand in the used vehicle market. You'll see, for example, trucks are 12% of the used vehicle market, they're 20% of the new vehicle market, meaning they're the fastest growing segment in the vehicle market, and our competitors don't really sell trucks. And why is that? There are lots of reasons. One of them is trucks are very risky to buy an auction.

If you run the type of model where you have to buy assets, and take the risk of what reconditioning might be, and then ultimately have to sell those assets, they're a very risky vehicle to buy because you don't know how they were used, you don't know what reconditioning might be, could be very expensive, could really hit your GPU. So our competitors largely stay away from the truck and van segment. With our unique consignment model, all those expenses, reconditioning, etcetera are passed to our seller, at a mark-up. And so we're able to bring these vehicles into our inventory with no risk to us of excess reconditioning costs. That enables us to have an inventory mix that most closely matches what's in demand by the consumer.

Obviously, the most unique part of our model is how we source our inventory. 60% of our inventory is consigned to us from corporate sourcing partners, many of the logos you see below. You'll see banks like U.S. Bank. You'll see fleet management companies like ARI, LeasePlan, Merchants. You'll see car buying services, rental businesses, floor planning companies. We serve an OEM. Really anybody who otherwise would sell a vehicle at an auction is either our client or our prospective client. In addition to our corporate vehicle sourcing partners, about 15% of our inventory comes from the consumer. So that's you or I seeking to get more for our vehicle than the dealer is willing to offer us but not willing to go through the process of selling it ourselves.

15% of our inventory comes from other non-competitively sourced channels. So that's essentially when we end up buying a vehicle either from our consumer, guests, or these corporate vehicle sourcing partners in situations where they're trying to get inventory off their books faster than they otherwise could through consignment. And then a little less than 10% comes from the traditional competitively sourced channel, like the auction. And we typically do this when we're launching a new hub. We like to buy inventory, stock the new hub with our own inventory and we'll work out the kinks. And then as we expand and the hub matures, we shift over to consigned inventory. But this is the most unique aspect of our business model.

As I mentioned, we've built a tremendous amount of technology that links to our corporate vehicle sourcing partners. When we started the business, we recognized that critical to these relationships was making the process easy and giving our clients the information they need to make good decisions. We built APIs (application programming interface), custom APIs with our top accounts so they can assign vehicles to us through the system. We can transmit data like our condition report that we create through our condition report app. We transmit to them data on how their vehicles are selling, what is selling well, what isn't selling well. We give them all kinds of intelligence on other types of vehicles that they're not sending us that are selling well, so they can look through their portfolio and ensure that we're getting the best vehicles that will sell the best at retail and make them the most money.

In some cases, we have human resource integration. So one of our top fleet management accounts, for example, there's someone who sits in their remarketing department that we pay for whose sole job is to figure out which of their vehicles should be remarketed at retail through CarLotz and which should go to the rest of the remarketing team to be distributed across the auction channels. So it's this level of technology and human resource integration that has built very deep ties with our accounts and has created a very wide moat around our business.

Mentioned we also have the technology to enable a full digital journey for the buyer but through our omni-channel platform, the buyer can choose to step on and off the digital journey whenever they'd like. You can, from your couch, pick a car, value your trade, pick a financing option, a warranty option and have the vehicle delivered to your driveway. Or as I mentioned, you can do the whole thing face-to-face with one of our people in our hub or, what most people do is they start their journey online and at some point they step off the digital journey. They might call us, they might email us, text us, however they want to communicate. They might want video, a walk-around with the vehicle, they might want to come in and test drive it. Whatever's most comfortable to them, our unique, fully omni-channel model allows them to shop the way that's most comfortable.

We chatted through our unit economics. I'll just point you to the chart all the way on the right. We do all of this with virtually no dollars at risk as compared to our peers. Dollars at risk are an issue because from time to time throughout a year, vehicle sales slow down, depreciation rates speed up. Occasionally, you have massive recalls, there was a 300,000 unit Ford Explorer recall a few weeks ago. And if you're holding that inventory, it gets devalued and you take a hit. With us, we're not holding the inventory. It's our client's inventory. We have physical possession of the inventory and we're selling it, but ultimately we make the same GPU and same revenue, same GPU if it's sold at $18,000 or $22,000, the risk of a revaluation of inventory is not on us.

The most exciting part of all this though is the growth plan. We've doubled or tripled the business every couple of years over the last since founding on very little capital raised. This transaction as I mentioned gives us nearly 10 times as much capital as we've ever had with which to do exactly what we've been doing in the past: Open new hubs, run more volume through these hubs, and make more money. Through the opening of new hubs, the investment in technology, the investment in marketing we'll be able to penetrate existing accounts further and add new corporate accounts and ultimately add a billion and a half of revenue over the next several years.

None of this happens without what we believe is the best team in the industry. We've got a team with a tremendous amount of relevant experience and company experience, industry experience and we're supported by a very deep pool of talent one layer below. Ultimately, what creates a success is everybody relying on the four key pillars of our corporate culture: integrity, transparency, customer service, and fun. And by relying on those four key tenets of our culture in really every decision we make, we've built a business with the highest NPS score, the fastest growth rate, and one that's won many awards both from our clients and from the industry.

Most exciting is some of the additions to the team that we've added recently. Two days ago we announced Tom Stoltz is joining our team as CFO. Tom has a tremendous amount of experience as a public and private company CFO. He's taken several businesses public and most recently he was the CFO of multi-site restaurant chain Portillo's. So we're excited to have him on board, he starts in a couple of weeks. And also very exciting, Becca Polak, one of the most experienced and well-known leaders in the remarketing industry, has joined us as chief commercial officer. Becca has been president of TradeRev for a couple of years. Prior to that she was a general counsel of KAR Global for 15 years and brings a tremendous amount of connections and experience and we're thrilled to have her. And then soon we'll be announcing the addition of our CMO, who will start in early December.

In addition to the management team we've pulled together a very exciting and impressive board. We have two gentlemen from TRP Capital Partners who have been on our board for a year since their investment in 2017, Steve Carrel and Dave Mitchell. Luis Solorzano, CEO of Acamar will be on our board as an independent member. Jim Skinner, also an affiliate of Acamar, who's formerly vice chairman, COO and CFO of Neiman Marcus Group joins our board. And then we have Linda Abraham, who co-founded comScore, which is a public company, Paragren, which was ultimately acquired by Oracle and has a tremendous amount of technology experience will join our board as an independent and chair of our comp committee. Sarah Kauss who's the founder of S’well bottle who built that business with $30,000 of her own money into a hundred million dollar revenue brand in a few short years and has a tremendous amount of finance, investing, entrepreneurship, and brand management, and marketing experience joins our board. And then Kim Sheehy who has been CFO of several public and private businesses joins us as the chair of the audit committee.

So we're thrilled to have this new, deep experience board that's joining us as part of our transaction. I'll run through the growth model real quick, we have about five minutes. But essentially, this growth model is against a backdrop of a trillion dollar TAM1 with very low retail remarketing and E-commerce penetration. There are 12 million units that go through the auction each year, for us to reach our growth goals we need 13,000 of those units in addition to what we have already by next year and we need 75,000 of the 12 million by 2023. Our growth model is predicated on really four key variables. One is new hubs and we projected three to four new hubs per quarter. Two is sell-through, sell-through is a term we use for of the inventory we have, how much are we selling each month. And we've projected a sell-through of 35% per month in the first year, getting to 50% per month at maturity. And those are both numbers that are conservative against what we've been able to build in our existing hubs.

The third variable is average selling price. Our average selling price has grown 10% per year over the last several years, we've projected 3.7% growth going forward. So again, conservative compared to our historical experience. And then the fourth variable is F&I penetration in dollars. And again, we've projected amounts there that are conservative compared to what we've seen in the past. So with those four variables, three of them being conservative with what we've seen in the past and new hub development being at an elevated pace compared to what we've done in the past but with 10 times as much capital as we've ever had to grow, we're very confident in our ability to hit these numbers.

In terms of the growth bridge, about 80% of our growth comes from these new hubs that we'll be developing. Beginning in 2021, we'll be opening three to four per quarter and we've already identified the first several. And then, like I mentioned, average selling price growth at 3.7% is a third of what we've seen historically and F&I (finance and insurance) penetration in dollars, again, conservative with what we've seen historically.

Just put an exclamation point on the amount of inventory that's available for us to run through our hubs as soon as we build these hubs. On the left you see just our fleet management accounts. So these are, this is just one vertical that we serve. The ones with the stars are the ones we currently serve. These guys have millions of vehicles in their fleet, hundreds of thousands that they remarket annually and for us to meet our 2023 goals we only need a small portion of these to be shifted over from wholesale remarketing to retail remarketing, where our clients make more money. That's just fleet management. Then we've got banks. We just started serving U.S Bank this year, they were our first commercial bank account. Rental car businesses, we serve several rental businesses. OEMs, captive finance companies. There are 12 million units that go through the auction channel. We just need a small portion of that.

In terms of hub development, we will open hubs where our clients tell us they want us to open hubs. The key to us opening hubs is to put them close to where our clients have a lot of vehicles. Not only does that give us access to more vehicles but it increases the value that we can provide to our clients. I'll give you a quick example. We have a hub in San Antonio. If we have a client who has a vehicle in Houston and they want us to sell it, we'll pay $300 to get it shipped to San Antonio. We'll sell it and they'll get lift of a thousand dollars over auction and that will be net of the $300 shipping cost. As soon as we open in Houston, all of a sudden with the same economics, that client now gets a $1,300 lift because you're not paying $300 to get the vehicle to San Antonio.

So the more of these hubs we open the closer we get to the vehicles that our clients want to sell through us. The more value they get from this offering and the more vehicles will be running through the model. So we're very thrilled to be able to dramatically expand our hub footprint. We've already obviously begun the process of bringing on new hubs. We have several identified Pacific Northwest, West coast states, mountain states, and New England and then also additional locations in the Southeast. Thrilled to have some announcements coming up about our early 2021 new hub openings.

We've built the growth model, again, conservatively compared to what we've been able to drive. We typically spend two to $400,000 to open a new hub, that's what we spent in San Antonio which is our most recent hub. Our growth model contemplates $750,000 spent to get a new hub open, which is obviously very conservative. We've typically opened hubs in between three and four months from lease signing to selling our first unit. We've built in four months, and then we've built the transition from owned inventory to consigned inventory in a way that's very consistent with our historical experience.

In terms of sell-through, we've projected 35% sell-through in the first year. Historically, we've seen 37% in the first year and in addition to this we're modelling a million and a half per hub of additional marketing investment that we've never spent in the past. So we believe we'll be able to ramp our sell-through much faster than we have in the past, but we're projecting 35% initially. Key to our billion and a half in revenue growth which sounds like a big number, it is a big number, is that it's against the backdrop of our peers who have grown as much or more. Carvana from IPO to three years out grew $3.6 billion. Vroom from IPO to three years out is projecting $4.7 billion of revenue growth. But key to us is that we've grown our business on $35 million of capital raise to date. And again, this transaction gives us almost 10 times that amount of capital, with which to execute on this growth plan. So with that, Jared, I'll kind of open it up to questions.

Jared Itkowitz:

Yeah. Yeah. Mike, that was a really impressive presentation. I think we're short on time. So I'll just ask a couple, from my side. So one, I guess just thinking about the present. So how has COVID, which is obviously on everyone's mind. How has that impacted the business and what do you think the longer term impact is on the business once the economy more fully opens.

Michael Bor:

Yeah. Thanks. I'll jump to this page real quick. So we were heading into the, this year, it's obviously been a unique one. We headed into 2020 with some of the best months we've ever had January and February were 20 and 30% growers over the last year same store. And we were gearing up for the best quarter we were going to have and then obviously COVID hit in March. There were two different impacts. There was a sales impact, which was about a three-month impact March, April, May. Our sales dropped dramatically but they rebounded really nicely in June and through the summer. And so we've pretty much gotten back to where we otherwise would have been, and now we're seeing growth again. But the sourcing impact was a much longer impact. What happened was OEM plants shut down, there were moratoriums on repossessions, so the whole supply chain in the used vehicle market was dramatically impacted.

Our clients who send us vehicles had very little inventory to send us and so our inventories went from a peak of 1,300 and 1,400 in March down to below 700. But what was happening during this time is all that inventory was backlogging. So because OEM plants shut down people couldn't swap out their lease, our leasing accounts couldn't get new vehicles to give to drivers to bring in their old vehicles but all those leases were expiring. So as soon as the new vehicle plants began making cars again, delivering them, people could start turning in their leases, picking up new vehicles. Additionally, there was all this stimulus money, people were buying vehicles. So, all of a sudden, all that backlog started to unravel around September and we started getting a tremendous amount of inventory.

We're now running at over 2,000 units which is an absolute record for us. We're at capacity and this transaction will allow us to expand our capacity and drive a lot more volume through our system. So net-net it was a slight positive for us. We wouldn't wish it on the world or on ourselves again but I think it's allowed us to really focus, bring on new accounts, show people what we can do in the midst of disruption in the supply chain. And it's been a positive for us. For the consumer, I think the consumer has gotten more comfortable with transacting online in the used car market and I think that is a positive for the industry especially for those of us who have the capital to invest in technology and build fully online car buying journeys for the consumer.

Jared Itkowitz:

That's helpful. Okay. One more quick one. So obviously a very impressive growth trajectory. How do you balance in your mind as the leader here. What could be characterized as a reasonably rapid growth trajectory over the next few years with the ability to stay disciplined around industry-leading unit economics you've been able to achieve and profitability. How do you balance the two?

Michael Bor:

Yeah. I mean our growth plan is built again on the four variables that we've been running to date. So except for additional units per quarter, everything else we've done in every hub that we've opened in the past. There's nothing that we're projecting that isn't exactly based on our experience doing just that, growing this business two or three X every couple of years. We'll obviously keep a tight view of all of our economics. Our customer acquisition costs will go up in the short term as we market these new hubs. I mentioned there's an additional million and a half of investment in each new hub. So that will impact customer acquisition costs in the short term. But in years two and forward, we go back to structurally industry-leading customer acquisition costs. So we're quite confident in the numbers that we've laid out there.

Jared Itkowitz:

Okay. That's helpful. I think that's all the time we have this morning. So really appreciate you walking us through that and joining the conference today and look forward to having you here next year.

Michael Bor:

Thanks Jared. Thanks everyone.

Jared Itkowitz:

Bye.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors,” Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.